SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[January 4, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  January 4, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

J.P. MORGAN CHASE & CO.’S HOLDINGS IN METSO TO 4.76 PERCENT
(Helsinki, Finland, January 4, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about a decrease in the holding of the mutual funds managed by J.P. Morgan Chase & Co. of the paid up share capital of Metso Corporation. On December 29, 2005, J.P. Morgan Chase & Co ‘s holdings amounted to 4.76 percent of the paid up share capital of Metso Corporation after being, on the basis of their previous announcement, 5.33 percent on November 9, 2005. The threshold of five percent was crossed on December 29, 2005 when J.P. Morgan Securities Ltd. sold 460,000 Metso shares.
According to their announcement, holdings by mutual funds of J.P. Morgan Chase & Co. on December 29, 2005 were as follows:

J.P. Morgan Investment Management Inc.	2,262,270 shares
J.P. Morgan Trust Bank	408,000 shares
J.P. Morgan Fleming Asset Management (Japan) Limited	10,806 shares
JPMorgan Asset Management (UK) Limited	3,476,956 shares
JPMorgan Chase Bank	419,545 shares
J.P. Morgan Securities Ltd.	158,880 shares
J.P. Morgan Investment Management Inc.	2,200 ADRs
Total	6,741,657 shares/ADRs
This holding corresponds to 4.76 percent of the paid up share capital of Metso Corporation.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.